Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Cape Bancorp, Inc. Compensation Committee
Cape Bank Employees’ Saving & Profit Sharing Plan and Trust:

We consent to the incorporation by reference in the registration statement (no. 333-168264) on Form S-8 of Cape Bancorp, Inc. of our report dated June 11, 2012 with respect to the statements of net assets available for benefits of the Cape Bank Employees’ Savings & Profit Sharing Plan and Trust as of December 31, 2011 and 2010, the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedules of Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011 and Schedule H, Line 4j – Schedule of Reportable Transactions for the year ended December 31, 2011 which report appears in the December 31, 2011 annual report on Form 11-K of the Cape Bank Employees’ Saving & Profit Sharing Plan and Trust.

/s/ KPMG LLP

Philadelphia, Pennsylvania
June 11, 2012